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Women-ownedMinority-owned
The Busy Bee Play Cafe

Play Cafe

Indianapolis, IN 46278
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
The Busy Bee Play Cafe is seeking investment to open a play cafe in Zionsville.
EXECUTIVE SUMMARY

The Busy Bee Play Cafe is a unique relax-and-play atmosphere. Physically, it is a space that has a dual-focus. It is a small indoor play space for young children and also a cafe for adults to relax while their children play, also known as a "Play Cafe". It's a place where children can come and play freely, use their imaginations while their adults relax, drink gourmet coffee or play along with their child.

The Busy Bee Play Cafe allows children to play in a safe and imaginative environment with a separate but connected area for caregivers to relax nearby.
Children are safe and can be seen at all times by their caregivers.
Our target customer has young kids/babies but is looking for a place to let them play while they meet up with a friend or even conduct some light work while there.
Our state-of-the-art play area will include space for gross motor play, pretend play, fine motor activities, and imaginative play
Our space for adults will include gourmet coffee, light snacks, comfortable seating, charging areas, and workspace tables.
This is a preview. It will become public when you start accepting investment.
WHAT IS A PLAY CAFE?

If you haven't heard of a play cafe before, you're not alone! It's like an indoor playground but also so much more. The Busy Bee Play Cafe is opening an indoor play space that has a dual-focus. One for adults and their kids. We will have an amazing indoor play structure, play houses, and even a mini road for the little ones to drive on. For the adults, we'll have comfy couches, work tables, gourmet coffee and snacks so you can sit and relax.

Play Cafes are a proven emerging business model, with many successful brick and mortar locations expanding across the USA.
Our target market is young to middle aged professional parents/families looking for community spaces with quality child-care to work and play.
Our goal is to provide a stress-free community where parents can socialize, work and unwind, while their children play
This is a preview. It will become public when you start accepting investment.
WHY THE ZIONSVILLE AREA?

Firstly, this is our home! We know and love this town and have high conviction that this amazing community has a need for a community play cafe. Zionsville is amazing, but we feel that the indoor play options for young families in Zionsville is a bit lacking. We will be located right on the border of Zionsville and Indianapolis which is a fantastic location to serve so many families.

Over the last 10 years, Zionsville has experienced consistent population growth (30% from 2010-2020, predominantly in the 25-45 demographic)
Our location is right on the corner where Indianapolis meets Zionsville so we will draw customers from both cities.
The Downtown neighborhood is a tourist destination, including a shopping village which attacks many out-of-towners each week
Affluent community with a median household income $137K
This is a preview. It will become public when you start accepting investment.
THE TEAM
Kristina Lai
Owner

Kevin Lai

Owner

This is a preview. It will become public when you start accepting investment.

BUSINESS PLAN/PITCH DECK

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Custom Play Houses $10,000

Unique Play Equipment and Toys $8,800

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$420,464	$520,000	$556,399	$584,218	$601,744
Cost of Goods Sold	$27,360	$33,836	$36,204	$38,014	$39,154
Gross Profit	$393,104	$486,164	$520,195	$546,204	$562,590

EXPENSES

Rent	$84,000	$84,000	$84,000	$84,000	$84,000
Utilities	$12,600	$12,915	$13,237	$13,567	$13,906
Salaries	$89,856	$111,127	$118,905	$124,850	$128,595
Insurance	$10,008	$10,258	$10,514	$10,776	$11,045
Repairs & Maintenance	$2,400	$2,460	$2,521	$2,584	$2,648
Legal & Professional Fees	$1,000	$1,025	$1,050	$1,076	$1,102
Software	$3,000	$3,000	$3,000	$3,000	$3,000
Card Fees	$12,000	$12,300	$12,607	$12,922	$13,245
Operating Profit	$178,240	$249,079	$274,361	$293,429	$305,049

This information is provided by The Busy Bee Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

The Busy Bee Play Cafe - Business Plan.pdf

Busy Bee Play Cafe - Pitch Deck.pdf

Investment Round Status

Target Raise $20,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends December 2nd, 2022

Summary of Terms

Legal Business Name The Busy Bee Play Cafe

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 3%-9%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Financial Condition

We, the owners, have secured a HELOC in the amount of $133,000 to help cover opening expenses. We have not yet begun to draw from that. have also secured a line of credit from a local organization in the amount of $25,000 at 3% interest. We, the owners, are also putting in $50,000 of our own savings. We have no other outside debt. We believe in aggressively paying off business debt and have projections to have it all paid off in less than 3 years while still pulling a profit from the business.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Busy Bee Play Cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Busy Bee Play Cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Busy Bee Play Cafe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Busy Bee Play Cafe's core business or the inability to compete successfully against the with other competitors could negatively affect The Busy Bee Play Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Busy Bee Play Cafe's management or vote on and/or influence any managerial decisions regarding The Busy Bee Play Cafe. Furthermore, if the founders or other key personnel of The Busy Bee Play Cafe were to leave The Busy Bee Play Cafe or become unable to work, The Busy Bee Play Cafe (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Busy Bee Play Cafe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Busy Bee Play Cafe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Busy Bee Play Cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Busy Bee Play Cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Busy Bee Play Cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Busy Bee Play Cafe's financial performance or ability to continue to operate. In the event The Busy Bee Play Cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Busy Bee Play Cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Busy Bee Play Cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Busy Bee Play Cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Busy Bee Play Cafe will carry some insurance, The Busy Bee Play Cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Busy Bee Play Cafe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Busy Bee Play Cafe's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Busy Bee Play Cafe's management will coincide: you both want The Busy Bee Play Cafe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Busy Bee Play Cafe to act conservative to make sure they are best equipped to repay the Note obligations, while The Busy Bee Play Cafe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Busy Bee Play Cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Busy Bee Play Cafe or management), which is responsible for monitoring The Busy Bee Play Cafe's compliance with the law. The Busy Bee Play Cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Busy Bee Play Cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Busy Bee Play Cafe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Busy Bee Play Cafe, and the revenue of The Busy Bee Play Cafe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Busy Bee Play Cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Busy Bee Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
The Busy Bee Play Cafe isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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